SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

                              FORM U-6B-2

                      Certificate of Notification


        Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

  Certificate is  filed by       PENNSYLVANIA ELECTRIC  COMPANY (the
  "Company")


        This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, paragraph 36,621].

  1.  Type  of the  security  or  securities  ("draft,"  "promissory
      note").   First  Mortgage Bonds,  Secured  Medium-Term  Notes,
      Series D (the "Notes")


  2.  Issue, renewal or guaranty  (indicate nature of transaction by
      _____).   Issue

  3.  Principal amount of each security.     $40,000,000

  4.  Rate of interest per annum of each security.    7.53%

  5.  Date  of  issue,  renewal or  guaranty  of  each  security.
      October 13, 1995

  6.  If renewal of security, give date of original issue.

  7.  Date of  maturity of each  security.  (In  the case  of demand
      notes, indicate "on demand.")     October 14, 2025


  8.  Name of the person  to whom each security was  issued, renewed
      or guaranteed.    $40,000,000 aggregate  principal  amount  of
      Notes was sold to purchasers pursuant to the terms of a Selling Agency Agreement dated June 30, 1993, as amended by a letter dated September 20, 1995, between the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc and Smith Barney, Harris Upham & Co.
  9.  Collateral given with each security, if any.   The Notes  were
      issued pursuant to the Mortgage and Deed of Trust, dated as of
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      January  1, 1942,  between  the  Company   and  Bankers  Trust
      Company, as amended and supplemented, and are thus secured by a direct first lien on substantially all of the Company's properties.
  10. Consideration received for each security.   $40,000,000

  11. Application of proceeds of each security. (Item 11 added by amendment in Release No. 7346, issued April 10, 1947 and
      effective May 1, 1947.)        Repayment of outstanding short-
      term debt and funding for the capitalization of the Company
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  12. Indicate  by  a check  after  the  applicable statement  below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

        (a)   the  provisions  contained in  the  first  sentence of
              Section 6(b),
        (b)   the provisions  contained  in the  fourth sentence  of
              Section 6(b),
        (c)   the provisions contained in any rule of the Commission
              other than Rule U-48    X

        (If  reporting  for  more   than  one  security  insert  the
        identifying symbol after applicable statement.)

  13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted
      by the first sentence of Section 6(b).     N.A.

  14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities
      herein described have been issued.     N.A.

  15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. Section 250.48, paragraph 36,621] designate the rule under which exemption is claimed. Rule 52

                                PENNSYLVANIA ELECTRIC COMPANY



  Date:   October 18, 1995      By:

                                      T.G. Howson
                                      Vice President & Treasurer




  ________________________________
  **   If a security had  no principal amount  or par value  use the fair market value as of date of issues of such security, and indicate how determined.
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